FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 17, 2009

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Second Quarter 2009 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at June 30, 2009 (Unaudited)

Item 1

CELLCOM ISRAEL ANNOUNCES

SECOND QUARTER 2009 RESULTS

AND STRENGTHENS ITS POSITION AS THE MARKET LEADER
------------------------
15.0%1 increase in net income with an increase in operating income and EBITDA;

Profitability growth, despite the ongoing economic slowdown, price erosions and growing competition;

EBITDA2 up by 2.9%3; EBITDA margin of 39.6%

Cellcom Israel declares a second quarter dividend of NIS 3.05 per share (totals approx. NIS 300 million)

Second Quarter 2009 Highlights (compared to the second quarter 20084):

▪	Total Revenues from services increased 0.7% to NIS 1,420 million ($362 million)

▪	Revenues from content and value added services (including SMS) increased 30.6%, represent 14.7% of services revenues

▪	Total Revenues totaled NIS 1,608 million ($410 million), a 0.5% increase

▪	EBITDA increased 2.9%[3] to NIS 637 million ($163 million); EBITDA margin 39.6%

▪	Operating income increased 6.5%[5] to NIS 444 million ($113 million)

▪	Net income increased 15.0%[1] to NIS 277 million ($71 million)

▪	Free Cash Flow[2] increased 33.3% to NIS 400 million ($102 million)

▪	Subscriber base increased approx. 20,000 during the quarter, mostly post-paid subscribers; reaching approx. 3.228 million at the end of June 2009

▪	3G subscribers reached approx. 877,000 at the end of June 2009, net addition of approx. 44,000 in the second quarter 2009

▪	The Company declared second quarter dividend of NIS 3.05 per share

1  After elimination of a one-time negative effect of embedded derivatives of approximately NIS 11million ($3 million) in the second quarter of 2008. Without this elimination, net income increased 20.4%. See "Cost of revenues" and "Financing Expenses, net" sections in this press release.
2  Please see "Use of Non-GAAP financial measures" section at the end of this press release.
3  After elimination of a one-time positive effect of embedded derivatives of approximately NIS 14 million ($4 million) in the second quarter of 2008. Without this elimination, EBITDA increased 0.6%. See "Cost of revenues" section in this press release.
4  See "Subscriber acquisition and retention costs" section in this press release for a change in accounting policy regarding recognition of certain costs for capitalization. Comparison data for second quarter 2008 was changed to reflect the retrospective application of that change.
5  After elimination of a one-time positive effect of embedded derivatives of approximately NIS 14 million ($4 million) in the second quarter of 2008. Without this elimination, operating income increased 3.0%. See "Cost of revenues" section in this press release.

Netanya, Israel – August 17, 2009 – Cellcom Is ra el Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the second quarter of 2009. Revenues for the second quarter 2009 totaled NIS 1,608 million ($410 million); EBITDA for the second quarter 2009 totaled NIS 637 million ($163 million), or 39.6% of revenues; and net income for the second quarter 2009 reached NIS 277 million ($71 million). Basic earnings per share for the second quarter 2009 reached NIS 2.82 ($0.72).

Commenting on the results, Amos Shapira, Chief Executive Officer said, “This quarter Cellcom Israel, Israel’s largest and leading cellular operator, further strengthened its standing in the market, continuing to present growth in revenues, operating and net profit and cash flow, as well as steadily increasing and improving its subscriber base. These results are especially noteworthy as we are operating in a challenging competitive environment, highly regulated and turbulent macro-economic environment. This macro-economic environment mainly affected our roaming revenues, as inbound and outbound tourism continued to be impacted by the global economic slowdown. This effect of the decrease in roaming revenues was entirely offset by the rapidly growing demand for content and value added services, which increased by over 30% this quarter, as well as land line services in which we continue to present a significant growth almost without adding to the Company's costs due to the existing synergy to our core business. Moreover, our ongoing efficiency measures this quarter enabled us to further reduce operating expenses, as well as operating expense as a percent of revenues, enabling us to present growth in both operating and net income and cash flow.

This quarter we continued to execute on our strategy of focusing on our core competencies, mobile communications, addressing the growing needs of the always on, anywhere consumer; the consumer that is constantly seeking entertainment and information content, known as Infotainment. We continued with our policy to offer our subscribers a variety of handsets to fulfill their changing needs, while keeping a prudent purchase policy. In this framework, we have launched, in a primary launch in Israel, the "Android" by Samsung with Google's operating system and in the near future we will launch the iPhone by Apple."

Shapira added, commenting on the change in Chief Financial Officers: “I would like to take this opportunity to thank Tal Raz for his tremendous dedication and contribution to Cellcom Israel. Tal has been instrumental in bringing the Company to where it stands today, taking advantage of financial opportunities to restructure our debt in an optimal and most successful manner. Tal leaves us to take on the role of CEO of Clal Finance, another company in the IDB Group, and I wish him the best of success. I would like to also take the opportunity to welcome Yaacov Heen to the position of CFO. Yaacov, a highly experienced manager has grown through the Cellcom Israel ranks in the past 12 years, and is highly attuned and knowledgeable of the company. I wish Yaacov the best of success and believe you will have the opportunity to meet him in person in the near future.”

Tal Raz, Chief Financial Officer, commented: "These strong quarterly results were achieved mainly due to the increased revenues from content and value added services as well as fixed line revenues, which totally offset the 3.1% erosion in ARPU we witnessed this quarter, compared to last year, which resulted mainly from lower roaming revenues. Moreover, our very tight rein on expenses further contributed to profitability as marketing, sales, general and administrative expenses, as a percent of revenues, decreased from 21.9% in second quarter last year to 21.3% in second quarter this year. In terms of cash generation, we continued to generate a very healthy Free Cash Flow, increasing 33% from last year to NIS 400 million, enabling us to once again distribute a dividend totaling approximately NIS 300 million, representing 108% of net income, to our shareholders.”

Main Financial and Performance Indicators6:

	Q2/2009	Q2/2008	% Change	Q2/2009	Q2/2008
	million NIS			million US$ (convenience translation)
Total Services revenues	1,420	1,410	0.7%	362.3	359.8
Revenues from content and value added services	209	160	30.6%	53.3	40.8
Handset and accessories revenues	188	190	(1.1%)	48.0	48.5
Total revenues	1,608	1,600	0.5%	410.3	408.3
Operating Profit, after elimination of a one-time effect in Q2/2008 *	444	417	6.5%	113.3	106.4
Net Income, after elimination of a one-time effect in Q2/2008 **	277	241	15.0%	70.7	61.5
Cash Flow from Operating Activities, net of Investing Activities	400	300	33.3%	102.1	76.6
EBITDA, after elimination of a one-time effect in Q2/2008 ***	637	619	2.9%	162.5	157.9
EBITDA, as percent of Revenues, after elimination of a one-time effect in Q2/2008 ****	39.6%	38.7%	2.3%
Subscribers end of period (in thousands)	3,228	3,117	3.6%
Estimated Market Share[7]	34.7%	34.5%	0.6%
Monthly ARPU	143.7	148.9	(3.5%)	36.7	38.0
Average Monthly MOU *****	330.4	331.8	(0.4%)

*	Without the elimination, operating income for the second quarter of 2008 totaled NIS 431 million ($110 million), representing an increase of 3.0% in the second quarter of 2009.
**	Without the elimination, net income for the second quarter of 2008 totaled NIS 230 million ($59 million), representing an increase of 20.4% in the second quarter of 2009.
***	Without the elimination, EBITDA for the second quarter of 2008 totaled NIS 633 million ($162 million), representing an increase of 0.6% in the second quarter of 2009.
****	Without the elimination, EBITDA as percent of revenues for the second quarter of 2008 was 39.6%, similar to the second quarter of 2009.
*****
Following the regulatory requirement to change the basic airtime charging unit from twelve-second to one-second units commencing January 1, 2009, MOU for the second quarter of 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for the second quarter of 2008 based on the former charging units was 354.3 minutes.

[6]
See "Subscriber acquisition and retention costs" section in this press release for a change in accounting policy regarding recognition of certain costs for capitalization. Comparison data for second quarter 2008 was changed to reflect the retrospective application of that change.

[7]
In order to estimate the Company's market share, the Company was required to estimate the number of subscribers of one additional Israeli cellular operator Mirs Communications Ltd. ("Mirs"), as at June 30, 2009, since Mirs does not publish this information.

Subscriber Acquisition and Retention Costs

Following the Company's earnings release for the first quarter of 2009, dated May 26, 2009, relating to the accounting treatment for subscriber acquisition and retention costs, management has decided to change its accounting policy to recognize certain subsidies provided to handsets which are sold with a service agreement containing guaranteed minimum future revenue, as additional costs that are eligible for capitalization. Under the Company's previous accounting policy, capitalized customer acquisition and retention costs included only deferred costs in respect of sales commissions related to the acquisition and retention of subscribers, provided the costs could be measured reliably and were directly attributable to obtaining a specific subscriber, and the Company recognized subsidies on handset sales as an expense in the period incurred. The change in policy has been retrospectively applied from January 1, 2007, and therefore, the comparable data for previous periods has been amended to reflect this change in accounting policy. The deferral and capitalization of such subsidies increased the Company’s retained earnings, as of January 1, 2009 by approximately NIS 48 million ($12 million). The impact of the change in accounting policy on the EBITDA for the second quarter of 2009 totaled approximately NIS 16 million ($4 million), similar to the impact on the EBITDA for the second quarter last year. The impact on the Company's net income for the second quarter of 2009 totaled approximately NIS 4 million ($1 million), while net income for the second quarter last year did not change as a result of the change in the accounting policy.

Financial Review

Revenues for the second quarter of 2009 increased 0.5% totaling NIS 1,608 million ($410 million), compared to NIS 1,600 million ($408 million) in the second quarter last year. The increase in revenues is mainly attributed to a 0.7% increase in revenues from services, which reached NIS 1,420 million ($362 million) in the second quarter 2009 as compared to NIS 1,410 million ($360 million) in the second quarter last year. This increase was offset in part by a 1.1% decrease in handset and accessories’ revenues, from NIS 190 million ($48 million) in the second quarter last year, to NIS 188 million ($48 million) in the second quarter 2009.

The higher service revenues resulted mainly from a 30.6% increase in content and value added services (including SMS) revenues in the second quarter 2009, compared to the second quarter last year. Revenues from content and value added services reached NIS 209 million ($53 million), or 14.7% of service revenues. Furthermore, the increase in landline services revenues during the quarter also contributed to the higher service revenues. These increases were partially offset by the ongoing airtime price erosion as well as a substantial decrease in revenues from roaming services following the significant reduction in incoming and outgoing tourism resulting from the global economic slowdown.

Cost of revenues for the second quarter of 2009 totaled NIS 819 million ($209 million), similar to the second quarter last year. Cost of revenues reflects the deferral of handsets subsidies, as described above under -"Subscriber Acquisition and Retention Costs" - which amounted to NIS 16 million ($4 million) in the second quarter of 2009, as well as in the second quarter last year. The amortization of such deferred handsets subsidies totaled NIS 21 million ($5 million) in the second quarter 2009 compared to NIS 16 million ($4 million) in the second quarter 2008. Cost of revenues also reflects a decrease in royalties to the Ministry of Communications due to the reduced royalties' rate in 2009, as well as lower depreciation expenses. These decreases were partially offset by an increase in cost of content and value-added services, due to increased usage, and in rent expenses, due to the one-time reversal of rent expenses in the amount of approximately NIS 14 million ($4 million) in the second quarter of 2008 following the clarification by the Israel Accounting Standards Board to the International Accounting Standard no. 39 ("Financial Instruments: Recognition and Measurement").

Gross profit for the second quarter of 2009 increased 1% reaching NIS 789 million ($201 million), compared to NIS 781 million ($199 million) in the second quarter of 2008. Gross profit margin for the second quarter 2009 increased to 49.1% from 48.8% in the second quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2009 totaled NIS 343 million ($87 million), compared to NIS 350 million ($89 million) in the second quarter of 2008. The decrease in SG&A Expenses in the quarter is mainly due to a decrease in advertising expenses and in salaries and related expenses primarily resulted from a decrease in option related expenses. These decreases were partially offset by an increase in amortization of deferred sales commissions from NIS 8 million ($2 million) in second quarter last year to NIS 14 million ($4 million) in the second quarter this year, while deferred sales commissions slightly increased from approximately NIS 14 million ($4 million) in second quarter last year to approximately NIS 15 million ($4 million) in the second quarter this year. The decrease in SG&A Expenses was also offset in part by an increase in bad debts and doubtful accounts expenses, mainly following the number portability, which allows subscribers to switch between cellular operators prior to settling their outstanding debt. The increase in bad debts and doubtful accounts may also have been influenced by the global economic slowdown.

Operating income for the second quarter 2009 increased 6.5%, or 3.0% without elimination of the effect of the one-time reversal of rent expenses in the second quarter 2008 as mentioned above, reaching NIS 444 million ($113 million), compared to NIS 431 million ($110 million) in the second quarter last year.

EBITDA for the second quarter 2009 increased 2.9%, or 0.6% without elimination of the effect of the one-time reversal of rent expenses in the second quarter 2008 as mentioned above, reaching NIS

637 million ($163 million), compared to NIS 633 million ($162 million) in the second quarter of 2008. EBITDA as a percent of revenues, totaled 39.6% similar to the second quarter last year (without elimination of the above mentioned one-time effect).

Financing Expenses, net for the second quarter 2009 totaled NIS 67 million ($17 million), compared to NIS 109 million ($28 million) in the second quarter last year. The decrease resulted mainly from the 1.9% inflation in the second quarter this year, compared to 2.4% in the second quarter last year, which led to lower linkage expenses to the Israeli Consumer Price Index (CPI), associated with the Company's debentures. The decrease also resulted from the one-time reversal, in the second quarter last year, of financing income in the amount of approximately NIS 29 million related to embedded derivatives. These decreases were offset in part by an increase in interest expenses related to the Company's debentures, due to the increased debt level.

Net Income for the second quarter 2009 increased 15%, or 20.4% without elimination of the one-time effects in the second quarter 2008 as mentioned above, reaching NIS 277 million ($71 million), compared to NIS 230 million ($59 million) in the second quarter last year. Basic earnings per share for the second quarter 2009 totaled NIS 2.82 ($0.72), compared to NIS 2.35 ($0.60) in the second quarter 2008.

Operating Review

New Subscribers – at the end of June 2009 the Company had approximately 3.228 million subscribers. During the second quarter of 2009 the Company added approximately 20,000 net new subscribers, mostly post-paid.

In the second quarter of 2009, the Company added approximately 44,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 877,000 3G subscribers at the end of June 2009, representing 27.2% of the Company’s total subscriber base, an increase from the 26% 3G subscribers represented of total subscribers at the end of March 2009.

The Churn Rate in the second quarter 2009 declined to 4.6%, compared to 4.7% in the second quarter last year and 5.0% in the first quarter this year. The churn for those quarters primarily consists of lower contribution pre-paid subscribers and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in the second quarter 2009 totaled 330.4 minutes, compared to 331.8 minutes in the second quarter 2008, a decrease of 0.4%. Following the regulatory requirement to change the basic airtime charging units from twelve-second to one-second units commencing January 1, 2009, MOU for the second quarter 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for the second quarter of 2008 based on the former charging units was 354.3 minutes.

The monthly Average Revenue per User (ARPU) for the second quarter 2009 decreased 3.5% and totaled NIS 143.7 ($36.7), compared to NIS 148.9 ($38.0) in the second quarter last year. This decrease was, among others, the result of the lower roaming revenues recorded during the second quarter following the decline in tourism.

Financing and Investment Review

Cash Flow

Free cash flow (Cash provided by operating activities, net of cash used in investing activities) for the second quarter of 2009 increased 33.3%, reaching NIS 400 million ($102 million), compared to NIS 300 million ($77 million) generated in the second quarter of 2008. The increase in Free Cash Flow resulted mainly from an increase in net cash provided by operating activities totaled NIS 522 million ($133 million) in second quarter this year, compared to NIS 449 million ($115 million) in the second quarter last year.

Shareholders' Equity

Shareholders' Equity as of June 30, 2009 amounted to NIS 412 million ($105 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the second quarter 2009, the Company invested NIS 170 million ($43 million) in fixed assets and intangible assets (including, among others, deferred sales commissions and handsets subsidies and investments in information systems and software), compared to NIS 143 million ($36 million) in the second quarter 2008.

Dividend
On August 16, 2009, the Company's board of directors declared a cash dividend in the amount of NIS 3.05 per share, and in the aggregate amount of approximately NIS 300 million (the equivalent of approximately $0.80 per share and approximately $79 million in the aggregate, based on the representative rate of exchange on August 14, 2009; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on September 10, 2009), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on August 31, 2009. The payment date will be September 14, 2009. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the second quarter of 2009 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2008 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the second quarter of 2009 and subsequent to balance sheet date

Site Licensing
As previously disclosed, following the Israeli Attorney General's opinion that the exemption from obtaining building permits relied upon by cellular operators, including us, applies to cellular networks, a petition seeking to annul his opinion and apply a District Court ruling that the cellular operators devices do not meet the exemption's requirements was filed with the Supreme Court in July 2008. Furthermore, an inter-ministry committee was established, as per the Attorney General's opinion, to examine the appropriateness of future application of the exemption. In June 2009, another petition seeking similar remedies as the July 2008 petition, was filed with the Supreme Court, against the Attorney General, the Inter-ministry committee, the Minister of Interior, the Minister of Environmental Protection, the Minister of Communications, the Minister of Health and the cellular companies, including us. The petitioners also requested an interim order to prevent the construction of cell sites in reliance on the exemption. The petition and the request for interim order are awaiting determination by the Supreme Court. The Supreme Court decided to hear both petitions together in November 2009. In July 2009, subsequent to the balance sheet date, the inter-ministry committee published its recommendations for future application of the exemption. While the Ministry of Communication recommended that, given the difficulties in obtaining permits for the construction of cell sites, the exemption should be reviewed after the lapse of one to two years from the approval of the new National Zoning Plan 36, to verify that it provides an adequate solution that allows the cellular operators to provide required communication services, the Ministries of Interior and Environmental Protection recommended that the exemption be annulled within 6 months from the date of the recommendations, based ,among others, on the following claims: (1) current cellular infrastructure is sufficient, given it is currently used to provide advanced services such as internet, radio and television broadcasting, while such services may be provided by a landline network; and (2) sites constructed pursuant to a building permit are preferable to radio access devices regarding radiation safety and the provision of advanced services which can be provided through a landline network, over a cellular network,  is unjustified in light of the preventive care principle set in the Israeli Non-Ionizing Radiation Law.

For additional details see the Company’s most recent annual report for the year ended December 31, 2008 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business –

We may not be able to obtain permits to construct cell sites” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell site Construction – Site Licensing” and “Construction and operating permits from the commissioner of environmental radiation”.

MVNO
The Israeli Communication Law was amended in July 2009, subsequent to the balance sheet date, to include a Mobile Virtual Network Operator, or MVNO, license. Under the amendment, the Ministry of Communications is required to enact the regulations necessary for the provision of the MVNO license by September 1, 2009. The amendment further instructs that in the event that a MVNO and the cellular operator will not have reached an agreement as to the provision of service by way of MVNO within six months from the date the MVNO has approached the cellular operator, and if the Ministry of Communications together with the Ministry of Commerce determine that the failure to reach an agreement is due to unreasonable conditions imposed by the cellular operator, the Ministry Of Communications will use its authority to provide instructions. Such instructions may include intervening in the terms of the agreement, including by setting the price of the service.

For additional details see the Company’s most recent annual report for the year ended December 31, 2008 on Form 20-F under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company – B. Business Overview – Competition" and "Government Regulations – Mobile Virtual Network Operators”.

Handset Procurement
The Company has entered an agreement with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of handsets during a period of three years, which is expected to represent a significant portion of the Company's expected handset purchase amount over that period. The total amount of the purchases will depend on the handsets purchase price at the time of purchase.

MIRS
In August 2009, subsequent to the balance sheet date, the Company submitted a preliminary non-binding indication of interest to purchase 100% of the equity of MIRS Communications Ltd, another Israeli cellular provider with an estimated market share of 4-5%. For additional details regarding MIRS see our most recent Annual Report on Form 20-F for the year 2008 under "B. Business Overview – The Telecommunications Industry in Israel – Cellular Services".

At this stage there is no certainty a transaction will be agreed upon nor executed. Any such transaction would be subject, among others, to certain regulatory approvals and there is no certainty that such approvals will be given.

Change of Chief Financial Officer
In July 2009, Mr. Tal Raz notified the Company of his resignation from office as the Company's CFO, effective September 20, 2009, following his nomination as CEO of Clal Finance, an IDB group affiliate of the Company. The Company's board of directors has nominated Mr. Yaacov Heen as the Company's CFO, effective September 21, 2009, and resolved to recommend to the General Meeting of Shareholders to nominate Tal Raz as a director of the Company. For additional details see the Company's immediate report (on Form 6-K) dated July 20, 2009 and the Company's Proxy Statement (on Form 6-K) dated July 21,2009.

Conference Call Details

The Company will be hosting a conference call on Monday, August 17, 2009 at 09:00 am EDT, 04:00 pm Israel time, and 02:00 pm UK time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553                        UK Dial-in Number: 0 800 917 9141

Israel Dial-in Number: 03 918 0610                         International Dial-in Number:  +972 3 918 0610

at: 09:00 am Eastern Time; 06:00 am Pacific Time; 02:00 pm UK Time; 04:00 pm Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.228 million subscribers (as at June 30, 2009) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York

Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2008.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.919 = US$ 1 as published by the Bank of Israel on June 30, 2009.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities. See the reconciliation note at the end of this Press Release.

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646-213-1914

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Balance Sheets

	June 30, 2009	Convenience translation into US dollar June 30, 2009	June 30, *2008	December 31, *2008
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,223	312	195	275
Trade receivables	1,537	393	1,447	1,478
Other receivables, including derivatives	201	51	132	112
Inventory	115	29	150	119

Total current assets	3,076	785	1,924	1,984

Trade and other receivables	620	158	608	602
Property, plant and equipment, net	2,089	533	2,223	2,159
Intangible assets, net	716	183	741	743

Total non- current assets	3,425	874	3,572	3,504

Total assets	6,501	1,659	5,496	5,488

Liabilities
Debentures current maturities	333	85	287	329
Trade payables and accrued expenses	759	194	588	677
Current tax liabilities	128	32	84	85
Provisions	57	15	90	47
Other current liabilities, including derivatives	381	97	367	385

Total current liabilities	1,658	423	1,416	1,523

Debentures	4,266	1,089	3,509	3,401
Provisions	17	4	16	17
Other long-term liabilities	-	-	1	1
Deferred taxes	148	38	137	156

Total non- current liabilities	4,431	1,131	3,663	3,575

Total liabilities	6,089	1,554	5,079	5,098

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(11)	(3)	(60)	(11)
Retained earnings	422	108	476	400

Total shareholders’ equity	412	105	417	390

Total liabilities and shareholders’ equity	6,501	1,659	5,496	5,488

(*) Retrospective application – see "Subscriber Acquisition and Retention Costs" section in this press release

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income

	Six- month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,169	809	3,195	1,608	410	1,600	6,417
Cost of revenues	1,630	416	1,697	819	209	819	3,396

Gross profit	1,539	393	1,498	789	201	781	3,021

Selling and marketing expenses	335	85	333	178	45	177	701
General and administrative expenses	319	82	327	165	42	173	659
Other (income) expenses, net	4	1	(18)	2	1	-	(29)

Operating income	881	225	856	444	113	431	1,690

Financing income	112	29	80	52	13	18	83
Financing expenses	(151)	(39)	(234)	(119)	(30)	(127)	(393)
Financing income (expenses), net	(39)	(10)	(154)	(67)	(17)	(109)	(310)

Income before income tax	842	215	702	377	96	322	1,380
Income tax	220	56	198	100	25	92	391

Net income	622	159	504	277	71	230	989

Earnings per share
Basic earnings per share in NIS	6.32	1.61	5.16	2.82	0.72	2.35	10.12

Diluted earnings per share in NIS	6.27	1.60	5.09	2.79	0.71	2.32	9.96

(*) Retrospective application – see "Subscriber Acquisition and Retention Costs" section in this press release

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows

	Six- month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income for the period	622	159	504	277	71	230	989
Adjustments to reconcile net income to funds generated from operations:
Depreciation	238	61	286	117	30	142	570
Amortization	141	36	117	74	19	60	251
Capital gain on sale of land	-	-	(9)	-	-	-	(9)
Loss (gain) on sale of assets	4	1	(8)	2	1	1	(9)
Income tax expense	220	56	198	100	25	92	391
Financial (income) costs, net	39	10	154	67	17	109	310
Share based payments	-	-	17	-	-	13	28
Changes in operating assets and liabilities:
Changes in inventories	(28)	(8)	50	(3)	(1)	57	36
Changes in trade receivables (including long-term amounts)	(51)	(13)	(113)	(12)	(3)	(26)	(117)
Changes in other receivables (including long-term amounts)	(88)	(23)	(42)	(63)	(16)	(33)	(34)
Changes in trade payables and accrued expenses	124	32	(269)	58	14	(92)	(271)
Changes in other liabilities (including long-term amounts)	(9)	(2)	35	(18)	(4)	5	99
Payments for inventory hedging contracts, net	17	4	(20)	12	3	(11)	(38)
Proceeds (payments) for derivative contracts, net	34	9	(4)	10	2	1	18
Income tax paid	(189)	(48)	(260)	(99)	(25)	(99)	(451)
Net cash provided by operating activities	1,074	274	636	522	133	449	1,763

(*) Retrospective application – see "Subscriber Acquisition and Retention Costs" section in this press release

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows (cont’d)

	Six- month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(196)	(50)	(225)	(84)	(21)	(107)	(429)
Acquisition of intangible assets	(89)	(22)	(93)	(42)	(11)	(40)	(175)
Payments for derivative hedging contracts, net	-	-	(10)	-	-	(5)	(17)
Proceeds from sales of property, plant, and equipment	-	-	50	-	-	-	19
Interest received	4	1	13	4	1	3	17
Proceeds from sale of long term receivables	-	-	-	-	-	-	39

Net cash used in investing activities	(281)	(71)	(265)	(122)	(31)	(149)	(546)

Cash flows from financing activities
Proceeds from derivative contracts, net	4	1	15	-	-	8	31
Repayment of long-term loans from banks	-	-	(648)	-	-	-	(648)
Repayment of Debentures	(164)	(42)	-	-	-		(125)
Proceeds from issuance of debentures, net of issuance costs	989	252	589	989	252	-	589
Dividend paid	(596)	(152)	(955)	(326)	(83)	(939)	(1,525)
Interest paid	(78)	(20)	(88)	8	2	-	(175)

Net cash provided by (used in) financing activities	155	39	(1,087)	671	171	(931)	(1,853)

Changes in cash and cash equivalents	948	242	(716)	1,071	273	(631)	(636)
Balance of cash and cash equivalents at beginning of the period	275	70	911	152	39	826	911
Balance of cash and cash equivalents at end of the period	1,223	312	195	1,223	312	195	275

(*) Retrospective application – see "Subscriber Acquisition and Retention Costs" section in this press release

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:
	Three-month period ended June 31,			Year ended December 31,
	2009 NIS millions (Unaudited)	Convenience translation into US dollar 2009 US$ millions (Unaudited)	2008 NIS millions (Unaudited)	2008 NIS millions (Audited)
Net income	277	71	230	989
Income taxes	100	25	92	391
Financing income	(52)	(13)	(18)	(83)
Financing expenses	119	30	127	393
Other expenses (income)	2	1	-	(29)
Depreciation and amortization	191	49	202	821
EBITDA	637	163	633	2,482

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2009 NIS millions (Unaudited)	Convenience translation into US dollar 2009 US$ millions (Unaudited)	2008 NIS millions (Unaudited)	2008 NIS millions (Audited)
Cash flows from operating activities	522	133	449	1,763
Cash flows from investing activities	(122)	(31)	(149)	(546)
Free Cash Flow	400	102	300	1,217

17

Item 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at June 30, 2009 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Financial Statements as at June 30, 2009

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Balance Sheets

June 30, 2009	Convenience translation into US dollar (Note 2D) June 30, 2009	June 30, *2008	December 31, *2008
NIS millions	US$ millions	NIS millions	NIS millions
(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,223	312	195	275
Trade receivables	1,537	393	1,447	1,478
Other receivables, including derivatives	201	51	132	112
Inventory	115	29	150	119

Total current assets	3,076	785	1,924	1,984

Trade and other receivables	620	158	608	602
Property, plant and equipment, net	2,089	533	2,223	2,159
Intangible assets, net	716	183	741	743

Total non- current assets	3,425	874	3,572	3,504

Total assets	6,501	1,659	5,496	5,488

Liabilities
Debentures current maturities	333	85	287	329
Trade payables and accrued expenses	759	194	588	677
Current tax liabilities	128	32	84	85
Provisions	57	15	90	47
Other current liabilities, including derivatives	381	97	367	385

Total current liabilities	1,658	423	1,416	1,523

Debentures	4,266	1,089	3,509	3,401
Provisions	17	4	16	17
Other long-term liabilities	-	-	1	1
Deferred taxes	148	38	137	156

Total non- current liabilities	4,431	1,131	3,663	3,575

Total liabilities	6,089	1,554	5,079	5,098

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(11)	(3)	(60)	(11)
Retained earnings	422	108	476	400

Total shareholders’ equity	412	105	417	390

Total liabilities and shareholders’ equity	6,501	1,659	5,496	5,488

(*) Retrospective application due to accounting policy change- see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Income

	Six- month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
	2009	Convenience translation into US dollar (Note 2D) 2009	*2008	2009	Convenience translation into US dollar (Note 2D) 2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,169	809	3,195	1,608	410	1,600	6,417
Cost of revenues	1,630	416	1,697	819	209	819	3,396

Gross profit	1,539	393	1,498	789	201	781	3,021

Selling and marketing expenses	335	85	333	178	45	177	701
General and administrative expenses	319	82	327	165	42	173	659
Other (income) expenses, net	4	1	(18)	2	1	-	(29)

Operating income	881	225	856	444	113	431	1,690

Financing income	112	29	80	52	13	18	83
Financing expenses	(151)	(39)	(234)	(119)	(30)	(127)	(393)
Financing expenses, net	(39)	(10)	(154)	(67)	(17)	(109)	(310)

Income before income tax	842	215	702	377	96	322	1,380
Income tax	220	56	198	100	25	92	391

Net income	622	159	504	277	71	230	989

Earnings per share
Basic earnings per share in NIS	6.32	1.61	5.16	2.82	0.72	2.35	10.12

Diluted earnings per share in NIS	6.27	1.60	5.09	2.79	0.71	2.32	9.96

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of Comprehensive Income

	Six- month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
	2009	Convenience translation into US dollar (Note 2D) 2009	*2008	2009	Convenience translation into US dollar (Note 2D) 2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	(8)	(2)	18	(7)	(2)	11	44
Changes in fair value of cash flow hedges	6	1	(40)	(14)	(4)	(17)	(10)
Income tax on other comprehensive income	2	1	(5)	2	1	(3)	(12)

Other comprehensive imcome, net of income tax	0	0	(27)	(19)	(5)	(9)	22

Net income for period	622	159	504	277	71	230	989

Total comprehensive income for the period	622	159	477	258	66	221	1,011

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of changes in shareholders' equity

	Share capital amount	Cash flow hedge reserve	Retained Earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the six-month period ended June 30, 2009 (Unaudited) Balance as of January 1, 2009 (Audited)*	1	(11)	400	390	99
Comprehensive income for the period	-	-	622	622	159
Cash dividend paid	-	-	(600)	(600)	(153)
Balance as of June 30, 2009 (Unaudited)	1	(11)	422	412	105

	Share capital amount	Cash flow hedge reserve	Retained Earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the six-month period ended June 30, 2008 (Unaudited) Balance as of January 1, 2008 (Audited)*	1	(33)	913	881	224
Comprehensive income for the period*	-	(27)	504	477	122
Share based payments	-	-	17	17	4
Cash dividend paid	-	-	(958)	(958)	(244)
Balance as of June 30, 2008 (Unaudited)	1	(60)	476	417	106

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended June 30, 2009 (Unaudited) Balance as of March 31, 2009 (Unaudited)*	1	8	475	484	123
Comprehensive income for the period	-	(19)	277	258	66
Cash dividend paid	-	-	(330)	(330)	(84)
Balance as of June 30, 2009 (Unaudited)	1	(11)	422	412	105

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim consolidated statements of changes in shareholders' equity (cont'd)

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended June 30, 2008 (Unaudited) Balance as of March 31, 2008 (Unaudited)*	1	(51)	491	441	113
Comprehensive income for the period	-	(9)	230	221	56
Share based payments	-	-	13	13	3
Cash dividend paid	-	-	(258)	(258)	(66)
Balance as of June 30, 2008 (Unaudited)	1	(60)	476	417	106

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into U.S. dollar (Note 2D)
	NIS millions				US$ millions
For the year ended December 31, 2008 (Audited) Balance as of January 1, 2008 (Audited)*	1	(33)	913	881	224
Comprehensive income for the period*	-	22	989	1,011	258
Share based payments	-	-	28	28	7
Cash dividend paid	-	-	(1,530)	(1,530)	(390)
Balance as of December 31, 2008 (Audited)	1	(11)	400	390	99

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows

	Six- month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities
Net income for the period	622	159	504	277	71	230	989
Adjustments to reconcile net income to funds generated from operations:
Depreciation	238	61	286	117	30	142	570
Amortization	141	36	117	74	19	60	251
Capital gain on sale of land	-	-	(9)	-	-	-	(9)
Loss (gain) on sale of assets	4	1	(8)	2	1	1	(9)
Income tax expense	220	56	198	100	25	92	391
Financial (income) costs, net	39	10	154	67	17	109	310
Share based payments	-	-	17	-	-	13	28
Changes in operating assets and liabilities:
Changes in inventories	(28)	(8)	51	(3)	(1)	57	36
Changes in trade receivables (including long-term amounts)	(51)	(13)	(113)	(12)	(3)	(26)	(117)
Changes in other receivables (including long-term amounts)	(88)	(23)	(42)	(63)	(16)	(33)	(34)
Changes in trade payables and accrued expenses	124	32	(269)	58	14	(92)	(271)
Changes in other liabilities (including long-term amounts)	(9)	(2)	35	(18)	(4)	5	99
Payments for inventory hedging contracts, net	17	4	(20)	12	3	(11)	(38)
Proceeds (payments) for derivative contracts, net	34	9	(4)	10	2	1	18
Income tax paid	(189)	(48)	(260)	(99)	(25)	(99)	(451)
Net cash provided by operating activities	1,074	274	637	522	133	449	1,763

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Interim Consolidated Statements of Cash Flows (cont'd)

	Six- month period ended June 30,			Three- month period ended June 30,			Year ended December 31,
		Convenience translation			Convenience translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2009	2009	*2008	2009	2009	*2008	*2008
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	US$ millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(196)	(50)	(225)	(84)	(21)	(107)	(429)
Acquisition of intangible assets	(89)	(22)	(94)	(42)	(11)	(40)	(175)
Payments for derivative hedging contracts, net	-	-	(10)	-	-	(5)	(17)
Proceeds from sales of property, plant, and equipment	-	-	50	-	-	-	19
Interest received	4	1	13	4	1	3	17
Proceeds from sale of long term receivables	-	-	-	-	-	-	39

Net cash used in investing activities	(281)	(71)	(266)	(122)	(31)	(149)	(546)

Cash flows from financing activities
Proceeds from derivative contracts, net	4	1	15	-	-	8	31
Repayment of long-term loans from banks	-	-	(648)	-	-	-	(648)
Repayment of Debentures	(164)	(42)	-	-	-		(125)
Proceeds from issuance of debentures, net of issuance costs	989	252	589	989	252	-	589
Dividend paid	(596)	(152)	(955)	(326)	(83)	(939)	(1,525)
Interest paid	(78)	(20)	(88)	8	2	-	(175)

Net cash provided by (used in) financing activities	155	39	(1,087)	671	171	(931)	(1,853)

Changes in cash and cash equivalents	948	242	(716)	1,071	273	(631)	(636)
Balance of cash and cash equivalents at beginning of the period	275	70	911	152	39	826	911
Balance of cash and cash equivalents at end of the period	1,223	312	195	1,223	312	195	275

(*) Retrospective application due to accounting policy change - see note 3A

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 1 - General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Company as at and for the three months ended June 30, 2009 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"), part of IDB group.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statement of the Company as at and for the year ended December 31, 2008.
These condensed consolidated financial statements were approved by the Board of Directors on August 16, 2009.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of June 30, 2009, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2009 (NIS 3.919 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2008.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$	Consumer Price Index (points)
As of June 30, 2009	3.919	202.7
As of June 30, 2008	3.352	195.6
As of December 31, 2008	3.802	198.4

Increase (decrease) during the period:

Six months ended June 30, 2009	3.1%	2.2%
Six months ended June 30, 2008	(12.8%)	2.2%
Three months ended June 30, 2009	(6.4%)	2.3%
Three months ended June 30, 2008	(5.7%)	2.1%
Year ended December 31, 2008	(1.1%)	3.8%

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2008, except for those mentioned in Note 3A.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	Intangible assets
As of June 30, 2009 the Company changed its accounting policy with respect to recognizing losses from subsidized equipments sold together with a fixed-term service contract that include minimum guaranteed revenue. The Company’s existing accounting policy prior to the adoption of the accounting change was to recognize losses from the sale of equipments upon delivery of the equipment to the subscriber.  The Company’s new accounting policy with respect to such transactions is to capitalize such losses as long as the flow of the economic benefits from the fixed-term service contract is considered enforceable. Such losses are capitalized as intangible assets and amortized using the straight line method over an 18 months period that represent the expected life of the relationship with the subscriber which is not longer than their minimum enforceable period.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.           Intangible assets (cont'd)

The Company believes that the new accounting policy will better reflect the subscriber acquisition cost and the benefits derived from the subscriber, providing more relevant information regarding the results of operations of the Company. The accounting policy change was retroactively applied to all reported periods. Presented hereunder is the effect of the retrospective application on the relevant items:

(1)           Effect on the statement of financial position

	June 30,		December 31,
	2009	2008	2008	2007
	NIS millions	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Intangible assets as presented in the past	658	678	675	685
Effect of retrospective application	58	63	68	62
Intangible assets after retrospective application	716	741	743	747

Current tax liabilities as presented in the past	111	66	65	122
Effect of retrospective application	17	18	20	18
Current tax liabilities after retrospective application	128	84	85	140

	June 30,		December 31,
	2009	2008	2008	2007
	NIS millions	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Retained earnings as presented in the past	381	431	352	869
Effect of retrospective application	41	45	48	44
Retained earnings after retrospective application	422	476	400	913

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

(2)           Effect on statement of income and on statement of comprehensive income

	Three-month period ended	Six-month period ended		Year ended
	June 30,	June 30,		December 31,
	2009	2009	2008	2008
	NIS millions	NIS millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cost of revenues as presented in the past	814	1,620	1,698	3,402
Effect of retrospective application	5	10	(1)	(6)
Cost of revenues after retrospective application	819	1,630	1,697	3,396

Income tax as presented in the past	101	223	198	389
Effect of retrospective application	(1)	(3)	-	2
Income tax after retrospective application	100	220	198	391

Income for the period as presented in the past	281	629	503	985
Effect of retrospective application	(4)	(7)	1	4
Income for the period after retrospective application	277	622	504	989

Basic earnings (loss) per share (in NIS) as presented in the past	2.86	6.40	5.16	10.08
Effect of retrospective application	(0.04)	(0.08)	-	0.04
Basic earnings (loss) per share (in NIS) after retrospective application	2.82	6.32	5.16	10.12

Diluted earnings (loss) per share (in NIS) as presented in the past	2.83	6.34	5.08	9.92
Effect of retrospective application	(0.04)	(0.07)	-	0.04
Diluted earnings (loss) per share (in NIS ) after retrospective application	2.79	6.27	5.08	9.96

B.           First adoption of new standards and  interpretations

1.
Revised IAS 23 Borrowing Costs. Starting January 1, 2009, the Company applies IAS23 revised. The revised standard is applied for qualifying assets for which the commencement of capitalization started on January 1, 2009 or after. The revised standard had no material impact on the Company's financial statements.

2.
Revised IAS 1 Presentation of Financial Statements. Starting January 1, 2009, the Company applies IAS1 revised. The revised standard allows presentation of total comprehensive income in either a single statement of comprehensive income (effectively combining both the income statement and all non-owner changes in equity in single statement), or in an income statement and a separate statement comprehensive income. The Company elected to present a separate statement on comprehensive income. In addition, the Company presents statement of changes in shareholders' equity as part of its financial statements, rather than in the notes of the financial statements as was presented prior to the adoption of the revised standard. The revised standard was applied retrospectively.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

3.
IFRIC 13 Customers Loyalty Programs. Starting January 1, 2009, the Company applies IFRIC 13 which addresses how companies, that grant their customers loyalty award credits (often called ‘points’) when buying goods or services, should account for their obligation to provide free or discounted goods or services if and when the customers redeem the points. The interpretation is based on a view that customers are implicitly paying for the points they receive when they buy other goods or services, and hence that some revenue should be allocated to the points. IFRIC 13 requires companies to estimate the value of the points to the customer and defer this amount of revenue as a liability until they have fulfilled their obligations to supply awards. The interpretation is mandatory for the Company’s 2009 consolidated financial statements. IFRIC 13 had no material impact on the Company's financial statement.

4.
IFRS 8 Operating Segments introduces the “management approach” to segment reporting. IFRS 8, which becomes mandatory for the Company's 2009 consolidated financial statements, requires the disclosure of segment information based on the internal reports regularly reviewed by the Company's Chief Operating Decision Maker in order to assess each segment’s performance and to allocate resources to them. Currently, the Company does not present segment information.

Note 4 - Shareholders' Equity

Dividends declared during the reported period are as follows:

	Six-month period ended		Three-month period ended
	June 30, 2009		June 30, 2009
		Convenience translation		Convenience translation
		into US dollars		into US dollars
		(Note 2D)		(Note 2D)
	NIS millions	US$ millions	NIS millions	US$ millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

2.75 NIS per share	270	69	-	-
3.36 NIS per share	330	84	330	84
	600	153	330	84

On March 30, 2009, the Company paid a cash dividend in the amount of NIS 2.75 per share, totaling approximately NIS 270 million.

On June 22, 2009, the Company paid a cash dividend in the amount of NIS 3.36 per share, totaling approximately NIS 330 million.

On August 16, 2009, subsequent to the balance sheet date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 3.05 per share, totaling approximately NIS 300 million, to be paid on September 14, 2009, to the shareholders of the Company of record at the end of the trading day in the NYSE on August 31, 2009.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 5- Debentures

In April 2009, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 186 million in exchange for a total consideration of approximately NIS 215 million. The debentures of series D are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid (or was paid) in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In April 2009, the Company issued debentures of Series E to the public in Israel in the aggregate principal amount of approximately NIS 789 million in exchange for a total consideration of approximately NIS 785 million. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold pursuant to a shelf prospectus that the Company filed in March 2009 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, to offer and sell debt, equity and warrants in Israel, from time to time.

Note 6 - Commitments

The Company has entered into a contract with Apple Sales International, for the purchase and distribution of iPhone handsets in Israel. Under the terms of the agreement, the Company has committed to purchase a minimum quantity of handsets during a period of three years, which is expected to represent a significant portion of the Company's expected handset purchase amount over that period. The total amount of the purchases will depend on the prices of the handsets purchase price at the time of purchase.

Note 7 - Contingent Liabilities

In the ordinary course of business, the Company is involved in a number of lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties. Described hereunder new lawsuits filed during the period or updates of lawsuits presented in 2008 annual financial statements :

1.
In November 2006, a purported class action lawsuit was filed against the Company, a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the Supplier, in the District Court of Tel-Aviv–Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. The request to certify the lawsuit as a class action was approved in March 2009, and the claim will be considered as a class action. The total amount claimed from the Company, the Supplier and other parties is estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 7 - Contingent Liabilities (cont'd)

2.
In November 2007, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company charged its subscribers for content services without obtaining their specific consent in a manner which complies with the provisions of its general license. In April 2009 the motion for certification as a class action was dismissed without prejudice and the lawsuit was dismissed with prejudice, at the plaintiffs' request. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 432 million.

3.
In March 2009, a purported class action lawsuit was filed against the Company, its chief executive officer and some of its directors, in the District Court of Central Region, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company unlawfully sent its subscribers commercial messages. On June 2009, the chief executive officer and the directors were removed from the list of defendants, with the consent of the plaintiff. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 800 million.

4.
In May 2009, a purported class action lawsuit was filed against the Company, in the District Court of Tel-Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with allegations that the Company has misled its subscribers whose calling plan includes certain reduced tariff calls, by failing to specify certain limitations in relation thereof. The plaintiff did not specify the amount claimed if the lawsuit is certified as a class action.

5.
In May 2009, a purported class action was filed against the Company in the District Court of Tel-Aviv-Jaffa, by two plaintiffs alleging to be the Company's subscribers, in connection with allegations that the Company unlawfully charged its subscribers for  cellular internet "surfing packages"  without obtaining their consent. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiffs to be approximately NIS 1.2 billion. A similar purported class action for a total amount of approximately NIS 15 million, was filed against the Company in August 2008.

6.
In August 2009, subsequent to the balance sheet date, a purported class action lawsuit was filed against the Company, another cellular operator and a third party, in the District Court of Tel-Aviv–Jaffa by a plaintiff alleging to be a subscriber of the company and the other cellular operator. The lawsuit is in connection with sums allegedly charged by the Company in respect of SMS messages sent to the subscribers by the third party without subscriber's consent. If the lawsuit is certified as a class action, the total amount claimed from the defendants is estimated by the plaintiff to be approximately NIS 33 million, without specifying the amount claimed from each defendant.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Financial Statements

Note 8 - Subsequent Events

On July 25, the Israeli parliament enacted the Law for Amendment of the Income Tax Ordinance (No. 147 – "Amendment 147"), which provided for a gradual reduction of the Corporate tax rate up to 25% in 2010 onward.

On July 14 2009, the Israeli parliament enacted the law of "Economic efficiency improvement" (legislation amendments for the implementation of  the Economic program for the years 2009 and 2010), which provides for a gradual reduction of the Corporate tax rate up to 18% in the year 2016 onward. According to the amendments, commencing 2009 the corporate tax rates will be as follows:

Year	Tax Rate
2009	26%
2010	25%
2011	24%
2012	23%
2013	22%
2014	21%
2015	20%
2016 onward	18%

The implication of the aforementioned change in the tax rates will result in the reduction of deferred tax liabilities and the recognition of tax income of NIS 25 million in the financial statements for the third quarter of 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 17, 2009	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel